UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Monster Worldwide, Inc.

(Name of Subject Company (Issuer))

Merlin Global Acquisition, Inc.

(Offeror)

a wholly-owned subsidiary of

Randstad North America, Inc.

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.001 PAR VALUE	611742107
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Jay P. Ferguson, Jr.

Chief Legal Officer

Randstad North America, Inc.

3625 Cumberland Blvd., Suite 600

Atlanta, GA 30339

(770) 937-7112

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

R. Kenneth Boehner, Esq.

Joel May, Esq.

Jones Day

1420 Peachtree Street, Suite 800

Atlanta, Georgia 30309

(404) 581-3939

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$414,770,086.80	$41,767.35

*	Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated on the basis of (a) 121,991,202 shares of common stock, $0.001 par value per share, of Monster Worldwide, Inc. (the “Shares”), which is the estimated maximum number of Shares that may be acquired in this tender offer (representing (i) 89,071,628 Shares issued and outstanding (including restricted Shares); (ii) up to 25,110,292 Shares issuable pursuant to outstanding 3.50% Convertible Senior Notes due 2019 of Monster Worldwide, Inc. (the “Notes”), to the extent the Notes may be converted into Shares in accordance with their terms; (iii) up to 60,816 Shares issuable upon the exercise of outstanding options; and (iv) up to 7,748,466 Shares issuable upon the vesting of outstanding restricted stock units and performance Shares (assuming “target” performance for each applicable performance measure)), multiplied by (b) the offer price of $3.40 per Share. The foregoing share figures have been provided by the issuer to the offerors and are as of September 1, 2016, the most recent practicable date.
**	The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and equals $100.70 per $1,000,000 of transaction value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid n/a	Filing Party: n/a
Form of Registration No.: n/a	Date Filed: n/a

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer (the “Offer”) by Merlin Global Acquisition, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Randstad North America, Inc., a Delaware corporation (“Parent”), to purchase any and all issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Monster Worldwide, Inc., a Delaware corporation (“Monster”), at a price of  $3.40 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 6, 2016 (the “Offer to Purchase”), which is annexed to and filed with this Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal, which is annexed to and filed with this Schedule TO as Exhibit (a)(1)(B), which, together with any amendments or supplements thereto, collectively constitute the “Offer.”

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	The name of the subject company and the issuer of the securities to which this Schedule TO relates is Monster Worldwide, Inc., a Delaware corporation. Monster’s principal executive offices are located at 133 Boston Post Road, Building 15, Weston, Massachusetts 02493. Monster’s telephone number at such principal executive offices is (978)-461-8000.

(b)	This Schedule TO relates to the issued and outstanding Shares of Monster. According to Monster, as of September 1, 2016, there were an aggregate of (i) 89,071,628 Shares issued and outstanding (including restricted Shares); (ii) up to 25,110,292 Shares issuable pursuant to outstanding 3.50% Convertible Senior Notes due 2019 of Monster Worldwide, Inc. (the “Notes”), to the extent the Notes may be converted into Shares in accordance with their terms; (iii) up to 60,816 Shares issuable upon the exercise of outstanding options; and (iv) up to 7,748,466 Shares issuable upon the vesting of outstanding restricted stock units and performance Shares (assuming “target” performance for each applicable performance measure).

(c)	The information set forth in Section 6 — “Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

This Schedule TO is being filed by Purchaser and Parent. The information set forth in Section 9 — “Certain Information Concerning Purchaser and Parent” in the Offer to Purchase and in Schedule A of the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Introduction,” and Sections 9, 10 and 11 — “Certain Information Concerning Purchaser and Parent,” “Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements” and “Purpose of the Offer and Plans for Monster; Merger Agreement and Other Agreements” is incorporated herein by reference.

2

Item 6.	Purposes of the Transaction and Plans or Proposals.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Introduction,” and Sections 6, 7, 11, and 14 — “Price Range of Shares; Dividends,” “Possible Effects of the Offer; NYSE Listing; Exchange Act Registration,” “Purpose of the Offer and Plans for Monster; Merger Agreement and Other Agreements,” and “Dividends and Distributions” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” and Sections 10, 11 and 12 — “Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements,” “Purpose of the Offer and Plans for Monster; Merger Agreement and Other Agreements” and “Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

The information set forth in Sections 9 and 11 — “Certain Information Concerning Purchaser and Parent” and “Purpose of the Offer and Plans for Monster; Merger Agreement and Other Agreements” of the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in the section of the Offer to Purchase entitled “Introduction” and Sections 10, 11 and 17 — “Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements,” “Purpose of the Offer and Plans for Monster; Merger Agreement and Other Agreements” and “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

(a)(1)	The information set forth in Sections 9, 10 and 11 — “Certain Information Concerning Purchaser and Parent,” “Background of Offer; Past Contacts, Transactions, Negotiations and Agreements” and “Purpose of the Offer and Plans for Monster; Merger Agreement and Other Agreements” of the Offer to Purchase is incorporated herein by reference.

(a)(2),(3)	The information set forth in Sections 11, 13 and 15 — “Purpose of the Offer and Plans for Monster; Merger Agreement and Other Agreements,” “Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

(a)(4)	Not applicable.

(a)(5)	The information set forth in Section 15 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

(c)	The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase, dated September 6, 2016

(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9, Form W-8BEN and Form W-8BEN-E, and instructions for completing such forms)

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(5)(A)	Joint Press Release issued by Randstad Holding nv and Monster on August 9, 2016(1)

(a)(5)(B)	Memo to Colleagues issued by Parent on August 9, 2016(2)

(a)(5)(C)	Frequently Asked Questions issued on August 9, 2016(3)

(a)(5)(D)	Talking Points for Senior Management issued on August 9, 2016(4)

(a)(5)(E)	Social Media Posts by Parent on August 9, 2016(5)

(a)(5)(F)	Summary Newspaper Advertisement as published in The Wall Street Journal on September 6, 2016

(a)(5)(G)	Press Release issued by Parent on September 6, 2016

(d)(1)	Agreement and Plan of Merger, dated as of August 8, 2016, by and among Purchaser, Parent and Monster(6)

(d)(2)	Confidentiality Agreement, dated as of June 20, 2016, by and between Randstad Holding nv and Monster

(d)(3)	Exclusivity Agreement, dated as of July 22, 2016, by and between Randstad Holding nv and Monster

(g)	Not applicable

(h)	Not applicable

(1)	Incorporated by reference to Exhibit 99.1 to the Form TO-C filed by Parent on August 9, 2016 (File Number: 005-49641)
(2)	Incorporated by reference to Exhibit 99.2 to the Form TO-C filed by Parent on August 9, 2016 (File Number: 005-49641)
(3)	Incorporated by reference to Exhibit 99.3 TO-C filed by Parent on August 9, 2016 (File Number: 005-49641)
(4)	Incorporated by reference to Exhibit 99.4 TO-C filed by Parent on August 9, 2016 (File Number: 005-49641)
(5)	Incorporated by reference to Exhibit 99.5 TO-C filed by Parent on August 9, 2016 (File Number: 005-49641)
(6)	Incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Monster on August 9, 2016 (File Number: 005-49641)

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 6, 2016

RANDSTAD NORTH AMERICA, INC.

By:	/s/ Linda Galipeau
Linda Galipeau
Chief Executive Officer

MERLIN GLOBAL ACQUISITION, INC.

By:	/s/ Linda Galipeau
Linda Galipeau
President

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated September 6, 2016

(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9, Form W-8BEN and Form W-8BEN-E, and instructions for completing such forms)

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(5)(A)	Joint Press Release issued by Randstad Holding nv and Monster on August 9, 2016(1)

(a)(5)(B)	Memo to Colleagues issued by Parent on August 9, 2016(2)

(a)(5)(C)	Frequently Asked Questions issued on August 9, 2016(3)

(a)(5)(D)	Talking Points for Senior Management issued on August 9, 2016(4)

(a)(5)(E)	Social Media Posts by Parent on August 9, 2016(5)

(a)(5)(F)	Summary Newspaper Advertisement as published in The Wall Street Journal on September 6, 2016

(a)(5)(G)	Press Release issued by Parent on September 6, 2016

(d)(1)	Agreement and Plan of Merger, dated as of August 8, 2016, by and among Purchaser, Parent and Monster(6)

(d)(2)	Confidentiality Agreement, dated as of June 20, 2016, by and between Randstad Holding nv and Monster

(d)(3)	Exclusivity Agreement, dated as of July 22, 2016, by and between Randstad Holding nv and Monster

(g)	Not applicable

(h)	Not applicable

(1)	Incorporated by reference to Exhibit 99.1 to the Form TO-C filed by Parent on August 9, 2016 (File Number: 005-49641)
(2)	Incorporated by reference to Exhibit 99.2 to the Form TO-C filed by Parent on August 9, 2016 (File Number: 005-49641)
(3)	Incorporated by reference to Exhibit 99.3 TO-C filed by Parent on August 9, 2016 (File Number: 005-49641)
(4)	Incorporated by reference to Exhibit 99.4 TO-C filed by Parent on August 9, 2016 (File Number: 005-49641)
(5)	Incorporated by reference to Exhibit 99.5 TO-C filed by Parent on August 9, 2016 (File Number: 005-49641)
(6)	Incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Monster on August 9, 2016 (File Number: 005-49641)